HERMESUS

August 2020



Offer Details

Investment Target	$ 1,070,000
Minimum Raise	$ 50,000
Minimum Investment Amount	$250
Discount to Next Financing Round	20%
Valuation Cap	$30,000,000
Share Type	Preferred SAFE
Target Holding Period	4-5 y

Sector	FinTech
Location	California, USA
Company Jurisdiction	DE, USA
Perk Level 1 ($500+ Invested)	10% discount*
Perk Level 2 ($1,000+ Invested)	15% discount*
Perk Level 3 ($2,500+ Invested)	20% discount*
Perk Level 4 ($50,000+ Invested)	25% Lifetime**

* Limited time discount on trading fees capped at amount invested. Discounts are not cumulative.

** Lifetime discount on trading fees with no limit or cap.

Introducing Hermesus

> *Young investors have flooded into bitcoin during the pandemic, while the older generation can't get enough of gold"*
>
> — JPMorgan Chase analyst team

Hermesus is a new generation digital asset trading platform based and operated in the USA. Our goal is to bridge the world of traditional finance and the new and emerging digital economy. We strive to deliver attractive value propositions to our users while maintaining ease of use and remaining on top of innovative trends. Ultimately, we wish to drive the creation of a new financial ecosystem, grounded between the interaction of assets and blockchain technology by providing:

- a trading platform among cryptocurrencies and digital assets with a large, active, and friendly community;
- an efficient platform that can handle significant loads and operate at optimal performance even during peak load times;
- new and prospective projects and their communities with a reliable platform on which to grow; and
- aid to the development and growth of blockchain and digital asset industries into a mature and appealing state for mass adoption.

Digital Assets Trading & Compliance

Key Features

Wallet management system

Liquidity and cash flow management

Competitive fees schedule

Support for forks, tokens, and stablecoins

Websocket API for high frequency trading

Support for multi signature transactions

Extensible order types

Built in KYC/AML module

Automatically scales based on client traffic

Security First

Application of banking and fin-tech security policies

Isolation of money and "4 eyes" process

Isolated Two Factor Authentication for Tx Signature

Inherits from Kubernetes security

Compliant for Users in all 50 US states

Confirmation letter received from regulatory authority of platform's domicile.

Authorized to trade cryptocurrencies and digital assets.

Authorized cryptocurrency custodian in the USA.

Automatically scales based on client traffic.

Customer acquisition strategy

>100,000 potential customers via strategic partners and social media communities.

Access to crypto trading industry data base of 50,000 users.

Established customer referral program for international exchanges that do not offer US customer registration.

HERMESUS Software Features

User friendly interface and lightning fast software architecture

Easy to Use

Hermesus has a pleasant and intuitive interface: the colors, the spacing, and all of the components have been designed to make it easy for a client navigate

Secure

Our security protocols are driven by state and federal qualified custodian standards

High Throughput

Hermesus matching engine has been tested up to 2,000,000 transaction per second per trading pair

Unique Proposition

There is only a handful of large exchanges operating in the USA, owing to regulatory hurdles and a lack of clarity; Hermesus aims to be among the top industry players

Customer Support

Customer support is one click away. We utilize the most popular customer support software suite, which makes it easy for us to manage requests, ensure we do not miss any inquiries, and respond promptly

Market Overview

Over the next 25 years, baby-boomers will pass $68 trillion to their children — the greatest inter-generational wealth transfer in history. The recipient demographic is technology-savvy, welcomes change and disruption, and is a demonstrated early adopter of financial technology (fintech) solutions. At the same time, legacy financial markets and institutions lack the agility and willingness to be first-movers with new technologies. The rapid rise of decentralized blockchain technology is an early indicator that the next generation of financial technology and asset management will need to exist on these digital rails.

Hermesus is a newly formed, privately held fintech startup with a clear vision for the future of cryptocurrency. We are determined to make a place for a USA-based trading platform in the crypto market. Our team has invested years working on technology and compliance development. Our result is Hermesus: a next generation digital asset trading platform.

The Hermesus platform was created with the cryptocurrency investment community at heart and in mind. Hermesus brings new and improved technology to help solve existing limitations, create new markets, address unmet market needs, and create value for our participants. Our goal is to provide our users with cost-effective and user-friendly access to cryptocurrencies and digital assets. Our platform has a competitive fee schedule and includes secure cryptocurrency custody services.

Since the launch of Bitcoin in 2009, there has been consistent growth of the number of accounts at crypto service providers reflecting adoption rates of cryptocurrencies. Comparing this rate with the historical adoption rate of Internet usage, we can anticipate the course of cryptocurrency adoption in the near to medium term. According to our estimations, we expect the cryptocurrency market to grow at least 4x over the next 10 years.

Our research suggests that approximately 140 million user accounts have been created at crypto service providers, representing an estimated minimum 35 million ID-verified users.

Adoption rates of cryptocurrencies and Internet


Number of internet users (lhs)
Number of Blockchain wallet users (rhs)
DB forecast of number of Blockchain wallet users (rhs)
Number of internet users
Number of Blockchain wallet users
4000
3500
3000
2500
2000
1500
1000
500
0
400
350
300
250
200
150
100
50
0
2020
2030
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Number of years since the Internet and Bitcoins have been public


0
0.5
1
1.5
2
2.5
3
$3.5 mln


Binance
Upbit
Huobi
Bittrex
Bithumb
OKEx
Bits blockchain
Bitfinex
Bit-Z
GDAX
Bitstamp
WEX
Kraken
HitBTC
CoinEgg
BTCC
EXX
Gemini
Poloniex
bitFlyer

Daily trading volume (sources: Bloomberg, CoinMarketCap and exchange sites)

Trading Platform Dynamics

Currently, there are over 500 exchanges operating globally, compared to ~70 exchanges just three years ago.

Some major global Bitcoin and cryptocurrency exchanges have been able to add more than 100,000 users per day.

The global cryptocurrency market generated between $750 million and $1.0 Billion in revenues in 2019 and is anticipated to grow to over $1.75 Billion by 2027.

Bloomberg estimates that the top 10 crypto exchanges generate up to $3 million/day in trading fees, which roughly translates to over $1 billion per year.

Binance, the world's largest cryptocurrency exchange, recently revealed that it had added more than 250,000 users on a single day. Binance has more than 15 million registered users. It surpassed Deutsche Bank in profitability, recording a profit of $200 million during the first quarter of 2018.

Moreover, the crypto trading markets are anticipated to experience substantial revenue growth as more and more users adopt cryptocurrencies (from 5% in 2019 to over 20% by 2029). Assuming trade execution fees remain stable, aggregate cryptocurrency trading platform revenues are anticipate to grow at a similar rate.

In 2019 The Block analyzed exchange data, and found the highest traffic on cryptocurrency exchanges is coming from the U.S., accounting for 24.5% of the total traffic

Share of total traffic on cryptocurrency exchanges (Nov to Apr 2020)


25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
United States
Japan
South Korea
Indonesia
India
China
Germany
United Kingdom
Russia
Brazil
Canada
Italy
France
Spain
Turkey
Vietnam
Thailand
Nigeria
Netherlands
Australia
Singapore
Switzerland
South Africa
Poland
Egypt
Iran
Saudi Arabia
Hong Kong
Pakistan
Belgium
Ukraine
Venezuela
Romania
Taiwan
Austria
Norway
Mexico
Czech Republic
Greece
Algeria
Argentina
Portugal
Sweden
Colombia
Finland
Philippines
Chile
Morocco
Angola
Qatar

The US Dollar represented half of BTC fiat trading on average, followed by JPY (21%) and KRW (16%).



GBR 1%
PLN 1%
Other 2%
EUR 9%
KRW 16%
USD 50%
JPY 21%
USD
JPY
KRW
EUR
GBR
PLN
Other

Sources: Cointelegraph.com, Fortune Business Insights, Forbes, Bloomberg, Binance, Yahoo Finance, Trustnodes

Comparative Fees Analysis

User friendly interface and lightning fast software architecture

EXCHANGE	HERMESUS	KRAKEN	COINBASE	GEMINI
Fee Type	Fee Value	Fee Value	Fee Value	Fee Value
Market Taker	0.10%	0.26%	0.50%	1.49%
Market Maker	0.05%	0.16%	0.50%	1.49%
BTC Deposit	Free	Free	Free	Free
USD Deposit	$25	$35	$10+1.49%	Free
BTC Withdrawal	Free	0.0005 BTC	Free	0.001 BTC
USD Withdrawal	$5	$5	$25	Free

Sources: Competitor fee schedules; prices are subject to change without notice.

coinbase

GEMINI

HERMESUS

kraken

Hermesus pricing and throughput allows us to compete aggressively with the top 3 US-based cryptocurrency exchanges. These three exchanges' aggregate user base topped 77 million users in 2019.

Already by 2017, Coinbase had been opening 50 thousand accounts daily. With Bitcoin recently halving, cryptocurrency prices increasing, and digital asset popularity gaining popularity, Hermesus is poised to capitalize on market momentum.

Comparative Valuation & KPI's

Current Current crypto currency market cap: $360 billion

GEMINI	KRAKEN	COINBASE
Current Valuation: $ 3 Billion	Current Valuation: $ 4 Billion	Current Valuation: $ 8 Billion
22 Million Customers	25 Million Customers	30 Million Customers
200 Employees	780 Employees	500 Employees
$80 Million in revenue in 2018	$155 Million in revenue in 2018	$520 Million in revenue in 2018
82% Operating Margins	75% Operating Margins	80% Operating Margins
Founded July 2014	Founded July 2011	Founded July 2012



Individual & Institutional Cryptocurrency Custody Services

Utilizing the new technologies for customer digital funds custody and matching them with the current US laws and regulations.

Banks can now offer cryptocurrency and digital asset custody to their clients, but what does this really mean?

The Office of the Comptroller of the Currency (OCC) recently announced that nationally chartered banks in the U.S. can now enter into the crypto asset custody arena. There are plenty of opinions about what impact this will have on the industry, and many of them are at odds.

Some commentators feel this is the beginning of a new era for the industry where banks will be able to offer complimentary digital asset services attractive to sophisticated investors.

But traditional financial institutions, banks included, move slowly. So, we don't expect any to announce their brand new custody platform immediately, if at all. Moreover, banks and other sophisticated players in the old school markets have not moved to adopt blockchain technology or cryptocurrencies. Most nationally chartered banks will not risk their current business by learning how to deal with private keys and offering such services without letting the industry mature. According to a recent Fidelity survey, only about a third of all these firms even own any crypto assets.

While banks are generally unwilling to enter the digital asset space, many investors in are not comfortable with the "Be-Your-Own-Bank" approach and take on the risk of storing their own cryptocurrencies. Hermes can help.

Procedures

Secure procedures and fail-safes developed for client asset custody. We utilize best practices in cold storage of digital funds.

Internal Compliance

We follow and comply with the rules drafted for legacy banking and financial sector. The only difference is the type of funds and our unique storage procedures.

Rules & Regulations

We comply with state requirements to provide cryptocurrency custody services per confirmation from the banking commissioner in our domicile.

Custody Services

Many cryptocurrency-based businesses require custody services by law. A combination of lower fees and broad range of service present key opportunities for our business.

Retirement Accounts

IRA and Sep IRA accounts accounted for $7.85 trillion in 2017. Being able to provide custody services is expected to drive revenues.

Potential Customers

Government entities, hedge funds, mutual funds, international commodity traders and more are clear target customer verticals.

Business Model and Projected Results of Operations

Business Model

Optimistic View (Orange Data)

Assumes average increase in customer acquisition by 2.5 times. Higher customer acquisition numbers are stimulated by doubling marketing budget and assume 25% lower customer acquisition cost

Pessimistic View (Green Data)

Assumes lower customer acquisition volume due to unforeseen cryptocurrency market conditions and increased regulatory and compliance restrictions worldwide


700000
600000
500000
400000
300000
200000
100000
0
2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36


$99 800 000
$79 800 000
$59 800 000
$39 800 000
$19 800 000
($200 000)
2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36

HERMESUS Time To Market

HERMESUS Trading Platform is fully developed and ready for full deployment in under 30 Days.

HERMESUS Platform Status

By September 2021, HERMESUS trading platform will be deployed on test servers with blockchain wallets connected and available for review at https://HERMESUS.com.
Platform will be open for private registrations with temporary administrative restriction on deposits and withdrawals.

HERMESUS Customizations

HERMESUS Platform will be ready to open its doors to public upon completion of KYC provider and Banking Partner API integration. Such process is estimated to be completed in 2 to 6 weeks.
Additionally, HERMESUS team is working on the website design and branding updates, which are scheduled to be completed within the same timeframe.

HERMESUS Operating Team

HERMESUS has been brought together by sophisticated boutique operating team of qualified professionals. Our compliance officer is registered with FinCEN (https://www.fincen.gov).

HERMESUS Technical Support

HERMESUS Platform is backed up by a dedicated team of IT technical support. Additionally the platform features off-site 24/7 Customer Service 3rd party solution. The support team has been preselected and is pending commitment.

PROBLEMS and SOLUTIONS

Slow progress and poor choice exchanges on US market opens new opportunities and gives us competitive edge

1. Regulatory and compliance in US is expensive, complicated and time consuming
2. Few crypto exchanges and lack of large scale competition leads to high and aggressive pricing and fees
3. Outdated user interface with emphasis on professional traders
4. Large market players place many funding and trading limits restrictions on new and existing clients to balance liquidity as they service a large customer base.



1. Hermesus has developed proprietary tools that allow trading for customers from all 50 states
2. Our competitive fee structure allows our platform to attract new customers and compete with market leaders
3. Our user interface and software logic are designed to serve both professional traders and customers who are new to the industry
4. Hermesus will allow higher deposits and higher limits for BTC acquisition to attract new customers.

HERMESUS PLATFORM

Summary of features and competitive advantages

Jurisdiction

Hermesus is uniquely positioned on the US market. Our business model allows us to do business in all 50 US states in full compliance with federal and state law.

Target Audience

In the USA alone, Hermesus is capable of serving at least 1% of the market with a goal of onboarding 2 million users within 3 years.

Customer Service

Hermesus intends to provide live 24/7 customer support.

Safety of Funds

Qualified custodian for cryptocurrency assets in the USA offering services to individual and institutional clients

Market Capacity

Over 200 million potential US clients are between ages 18-65. Half are new to cryptocurrencies and are not registered on any exchange.

Deposit Methods

Based on existing banking relationships, Hermesus provides several key USD deposit options such as ACH, wire transfer, and debit card processing.

Banking Relationship

Hermesus has an existing relationship with US-chartered bank for cryptocurrency / US Dollar conversion.

Other Currencies

Hermesus' partner bank provides access to additional global currencies, opening up worldwide markets (which are not accounted for in our modeling).

The Hermesus Platform will additionally include educational videos to assist new customers with information about crypto currencies and explanation of Hermesus UI with step by step tutorial on use of trading platform.